May 22, 2024
VIA EDGAR
Eric McPhee
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Seritage Growth Properties Form 10-K for the year ended December 31, 2023 File No. 001-37420
Ladies and Gentlemen:
On behalf of Seritage Growth Properties (the “Company”), set forth below are the responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 8, 2024, regarding the Company’s Form 10-K for the year ended December 31, 2023 (the “Form 10-K”).
For your convenience, we have reproduced the Staff’s comment in its entirety in bold type, with the response to the comment set out below the comment. Terms not otherwise defined in this letter shall have the meaning assigned to them in the Form 10-K. All page references in the responses set forth below refer to pages of the Form 10-K.
Form 10-K for the year ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Supplemental Financial Measures and Definitions, page 44
1.
We note your disclosure that NOI is defined as income from property operations less property operating expenses; however, your reconciliation of GAAP net loss to NOI indicates that you have made an adjustment for Straight-line rent. Please revise your calculation and/or definition of NOI to ensure the calculation is consistent with the definition. This comment also applies to your earnings release.

Response:
The Company acknowledges the Staff’s comment and will revise the definition of NOI in its future SEC filings and earnings releases as follows in the Annex A hereto. For your convenience, the additions are denoted in bold and underline. In addition, the reconciliation table will reflect the revised titles of the non-GAAP financial measures.
2.	We note your presentation of total NOI includes your proportionate share of unconsolidated entity activity. Please revise your filing to disclose that you do not control the joint ventures and that the presentation of your proportionate share of NOI does not represent your legal claim to this activity. The comment also applies to your earnings releases.
Response:
The Company acknowledges the Staff’s comment and will revise the presentation of total NOI in its future SEC filings and earnings releases as follows in the Annex A hereto. For your convenience, the additions are denoted in bold and underline. In addition, the reconciliation table will reflect the revised titles of the non-GAAP financial measures.
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If you have any questions or require any additional information, please do not hesitate to contact our counsel, Joshua Wechsler of Fried, Frank, Harris, Shriver & Jacobson LLP, at (212) 859-8689 or at Joshua.Wechsler@friedfrank.com.

Sincerely,

By:	/s/ John Garilli
John Garilli
Interim Chief Financial Officer

cc:	Joshua Wechsler
Fried, Frank, Harris, Shriver & Jacobson LLP

Annex A

Non-GAAP Supplemental Financial Measures and Definitions
The Company makes reference to NOI-cash basis and NOI-cash basis at share which are financial measures that include adjustments to GAAP.
Net Operating Income – cash basis (“NOI-cash basis”) and Net Operating Income – cash basis at share (“NOI-cash basis at share”)
NOI-cash basis is defined as income from property operations less property operating expenses, adjusted for variable items such as termination fee income, as well as non-cash items such as straight-line rent and amortization of lease intangibles. Other real estate companies may use different methodologies for calculating NOI-cash basis, and accordingly, the Company's depiction of NOI-cash basis may not be comparable to other real estate companies. The Company believes NOI-cash basis provides useful information regarding Seritage, its financial condition, and results of operations because it reflects only those income and expense items that are incurred at the property level.
The Company also uses NOI-cash basis at share, which includes its proportional share of Unconsolidated Properties. The Company does not control any of the joint ventures constituting such properties and NOI-cash basis at share does not reflect our legal claim with respect to the economic activity of such joint ventures. We have included this adjustment because the Company believes this form of presentation offers insights into the financial performance and condition of the Company as a whole given our ownership of Unconsolidated Properties that are accounted for under GAAP using the equity method. The operating agreements of the Unconsolidated Properties generally allow each investor to receive cash distributions to the extent there is available cash from operations. The amount of cash each investor receives is based upon specific provisions of each operating agreement and varies depending on certain factors including the amount of capital contributed by each investor and whether any investors are entitled to preferential distributions.
The Company also considers NOI-cash basis and NOI-cash basis at share to be a helpful supplemental measure of its operating performance because it excludes from NOI variable items such as termination fee income, as well as non-cash items such as straight-line rent and amortization of lease intangibles.
Due to the adjustments noted, NOI-cash basis and NOI-cash basis at share should only be used as an alternative measure of the Company's financial performance.

A-1